

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 22, 2009

Mr. Hilton H. Howell, Jr.
Vice-Chairman and Chief Executive Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, Georgia 30319

      **RE: Gray Television, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 31, 2009
              Form 10-Q for the quarter ended March 31, 2009
              Filed May 8, 2009
              File No. 001-13796**

Dear Mr. Howell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Larry Spirgel
                                  Assistant Director